UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 333-226308

COLOR STAR TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

7 World Trade Center, Suite 4621

New York, NY 10007

Tel: +1 (929) 317-2699

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Disposition

On January 11, 2023, Color Star Technology Co., Ltd. (the “Company”), Color Sky Entertainment Limited (“Color Sky”), a Hong Kong corporation and the Company’s wholly owned subsidiary, and Tian Jie (the “Purchaser”), entered into a certain share purchase agreement (the “Disposition SPA”). Pursuant to the Disposition SPA, the Purchaser agreed to purchase Color Sky in exchange for no consideration. Upon the closing of the transaction (the “Disposition”) contemplated by the Disposition SPA, the Purchaser will become the sole shareholder of Color Sky and as a result, assume all assets and liabilities of Color Sky. A copy of the Disposition SPA is attached hereto as Exhibit 99.1.

The Disposition was approved by the board of directors of the Company.

The closing of the Disposition is subject to certain closing conditions including the receipt of a fairness opinion from Asia-Pacific Consulting and Appraisal Limited. On February 3, 2023, the Company completed the Disposition after the satisfaction of all closing conditions.

Below is the Company’s structure chart before the completion of the Disposition.

Below is the Company’s structure chart after the completion of the Disposition.

Private Placement Closing

As previously disclosed on the Company’s 6-K filed on January 6, 2023, the Company entered into certain securities purchase agreement (the “SPA”) with a certain “accredited investor” (the “Purchaser”) as such term is defined in Rule 501(a) of Regulation D of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to which the Company agreed to sell 1,200,000 ordinary shares, (the “Shares”) par value $0.04 per share (the “Ordinary Shares”), at a per share purchase price of $1.25 (the “Offering”).

On January 22, 2023, the transaction contemplated by the SPA closed since all the closing conditions of the SPA have been satisfied. The Company issued the Shares to the Purchaser pursuant to the SPA and received gross proceeds of $1.5 million.

The issuance and sale of the Shares is exempted from the registration requirements of the Securities Act pursuant to Regulation D promulgated thereunder and will be issued as restricted securities.

Exhibits.

Exhibit No.	Description
99.1	Share Purchase Agreement dated January 11, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 6, 2023

COLOR STAR TECHNOLOGY CO., LTD.

By:	/s/ Farhan Qadir
Name:	Farhan Qadir
Title:	Chief Executive Officer

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